O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  AFREEDMAN@OLSHANLAW.COM
DIRECT DIAL:  212.451.2250

May 1, 2015

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Nicholas P. Panos
Senior Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Children’s Place, Inc.
Preliminary Revised Proxy Statement filed on Schedule 14A
PRRN14A filed April 29th, 2015 by Macellum Capital Management LLC et al.
File Number: 000-23071

Dear Mr. Panos:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated April 30, 2015 (the “Staff Letter”), with regard to the above-referenced Preliminary Revised Proxy Statement filed by Macellum Capital Management, LLC and the other members of Shareholders for Change at The Children’s Place on April 29, 2015 (the “Proxy Statement”) with respect to The Children’s Place, Inc. (“The Children’s Place” or the “Company”).  We have reviewed the Staff Letter with our clients and provide the following responses on their behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

1.
The explanation offered in reply to prior comment number five cited to a January 31, 2015 data point, but the narrative in the proxy statement refers to “the fourth quarter of 2014.” Please reconcile for us why the January 31. 2015 date should be accepted as a reliable indicator of inventory in the fourth quarter of 2014. In addition, advise whether the method used to measure the “44% more inventory on a comparable sales level” is consistent with the manner in which the registrant measures its inventory.

We acknowledge the Staff’s comment and advise on a supplemental basis that January 31, 2015 is the end of the Company’s fourth quarter of 2014.  To avoid any confusion, we have clarified our disclosure in the Proxy Statement accordingly.  Please see page 8 of the Proxy Statement.  In addition, we advise the Staff on a supplemental basis that the method used to measure the “44% more inventory on a comparable sales level” is based upon information set forth in the Company’s public filings and therefore should be consistent with the manner in which the Company measures its inventory.  We have revised the Proxy Statement to provide support for such analysis. Please see page 8 of the Proxy Statement.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

May 1, 2015

We are Concerned with the Company’s Poor Stock Price Performance, page 7

2.
The assertion that the registrant’s stock price has underperformed that of its peers appears to only be supported by a reference to a single peer, Carter’s, Inc. Please revise to disclose the justification for selecting this company as a peer and provide an explanation as to why no other companies that could be viewed as representative of peers have been identified.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.  Please see page 7 of the Proxy Statement.

The Nominees, page 11

3.
Refer to the disclosure that reads in relevant part that “there are no arrangements or understandings among members of Shareholders for Change at The Children’s Place and any of the Nominees or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made...” Advise us, with a view toward revised disclosure, whether or not the participants’ director candidates have entered into an indemnification agreement in connection with this solicitation and related matters.

We acknowledge the Staff’s comment and advise on a supplemental basis that the participants’ director candidates have not entered into an indemnification agreement in connection with this solicitation and related matters.

Solicitation of Proxies, page 17

4.
This discussion indicates that “certain members Shareholders for Change at The Children’s Place” have entered into an agreement with a proxy solicitor. Please revise to clarify whether or not the proxy solicitor is the party that will be indemnified and, if true, remove any implication that the indemnification arrangement referenced therein relates to the unnamed “certain members” such as the director nominees.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.  Please see page 17 of the Proxy Statement.

*     *     *     *     *

In addition, the Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.  Thank you for your assistance.

Sincerely,

/s/ Andrew M. Freedman

Andrew M. Freedman